Exhibit 10.18
November 7, 2023
Tom Fennimore, via email
Dear Tom:
Luminar Technologies, Inc. (“Luminar” or the “Company”) recognizes your hard work and commitment to the Company and subject to the approval from the Compensation Committee of the Board of Directors (the “Committee”) Luminar is rewarding you with the modifications to your compensation as set forth in this letter agreement (the “Agreement”).
Salary
Your annualized salary shall remain $300,000 per year.
Quarterly Bonus
Commencing with the fourth quarter of the Company’s 2023 fiscal year and ending with the quarter ending December 31, 2029, and in lieu of the $200,000 annual discretionary performance-based cash bonus provided in that certain offer letter by and between you and the Company, dated April 3, 2020 (the “Prior Offer Letter”), you shall be entitled to receive a quarterly bonus in respect of each quarter during your employment with the Company equal to $75,000 (the "Quarterly Bonus”); provided that, the Quarterly Bonus in respect of the fourth quarter of the Company’s 2023 fiscal year shall be prorated based on the number of days between November 1, 2023 and the last date of the Company’s 2023 fiscal year. Each Quarterly Bonus will be paid to you, less applicable tax withholdings, within thirty (30) calendar days following the end of the quarter to which the applicable Quarterly Bonus relates, subject to your continuous active employment with the Company or one of its subsidiaries or affiliates through the end of the applicable quarter.
Beginning January 1, 2030, you will be eligible to receive an annual discretionary performance-based cash bonus of up to $200,000, which shall be linked to mutually agreed upon stretch goals and job performance. The actual amount of the discretionary bonus, if any, will be determined by the Company in its sole and exclusive discretion, taking into account factors such as your job performance and the Company’s financial performance. This bonus shall be payable on a quarterly basis (up to $50,000 per quarter), provided you remain actively employed with the Company on a full-time basis through such time that the bonus is payable. Any bonus payments shall be subject to all required tax withholdings and deductions.
Special Bonus
Pursuant to the terms of the 2023 Executive Incentive Bonus Plan and based on your past performance, you shall be eligible to receive a total cash bonus of $3,500,000 (the “Special Bonus”), which will be paid as follows, less applicable tax withholdings: (i) $700,000 will be paid on November 15, 2023 (the “First Bonus Payment Date”); and (ii) $700,000 will be paid on each of January 15, 2024, April 15, 2024, July 15, 2024 and October 15, 2024, in each case of clauses (i) and (ii), subject to your continuous active employment with the Company or one of its subsidiaries or affiliates through each payment date.

If you voluntarily resign from the Company or the Company terminates your employment for Cause (as defined below in this Agreement) during the 24-month period following the First Bonus Payment Date, you will be required to immediately repay to the Company a portion of the Special Bonus equal to (x) the after-tax amount of the Special Bonus paid to you as of the termination date (assuming a 51.65% withholding tax rate) less (y) the product of $70,510.42, multiplied by the number of full months of service you have completed between the First Bonus Payment Date and the date of your termination of employment. For example, if you voluntarily resign on March 20, 2024, you will have completed 4 months of service and will have received $1.4 million of the Special Bonus. In which case, you will have to repay $394,858.32 (which is $676,900 (i.e., the after-tax amount of the $1.4 million paid as of that date), less $282,041.68 (i.e., 4 months of work times $70,510.42)). In such case, your signature below authorizes the Company, to the fullest extent permitted by law, to make deductions from any payment you are owed (including your final paycheck) to repay all or a portion of the Special Bonus. You agree that, if any such deductions do not fully repay the portion of the Special Bonus that is owed to the Company, you will pay the Company the remaining balance within thirty (30) calendar days of the last day of your employment with the Company.
Charitable Donation Bonus
No later than December 5, 2023 and December 5, 2024, respectively, Luminar will make a donation on your behalf to a charity, educational institution, or donor advised fund, of your choosing in the amount of 50,000 shares of Class A Common Stock of Luminar in each of 2023 and 2024 or its cash equivalence, after applicable taxes, if any.
Annual Performance-Based Equity Grant
Each year beginning with 2023, the Committee shall establish one or more performance goals based on the Company’s approved operating plan in respect of such year (the “Annual Performance Goals”). For the calendar year 2023, related to the potential award to be made in 2024, the Annual Performance Goals shall be weighted (x) 50% based on revenue and (y) 50% based on free cash flow, with target performance for the revenue performance goal equal to $81.4 million and target performance for the 2023 4th quarter free cash flow goal equal to $(37) million.
Subject to Committee approval and your continued service through the applicable grant date, for each of the 6 years from 2024 through 2029, you will be granted a number of RSUs on or about March 1 of the applicable year (each, an “Annual Performance Award”) under the Luminar Technologies, Inc. 2020 Equity Incentive Plan (“Equity Plan”) based on actual achievement of the Annual Performance Goals in respect of the calendar year immediately preceding the year of grant, as follows:

Achievement of Performance Goals	Achievement of Performance Goals (as % of target)	Annual Performance Award Grant*
Threshold	80%	137,500 RSUs
Intermediate	90%	275,000 RSUs
Target	100%	550,000 RSUs
Intermediate	110%	605,000 RSUs
Intermediate	120%	660,000 RSUs
Intermediate	130%	715,000 RSUs
Intermediate	140%	770,000 RSUs
Maximum	150%	825,000 RSUs
No Annual Performance Award will be granted if achievement of the applicable Annual Performance Goals is below threshold level. In the event that achievement of Annual Performance Goals with respect to any year falls between Threshold and Target level, or between Target and Maximum level, the number of RSUs subject to the resulting Annual Performance Award grant shall be interpolated on a straight line basis. If achievement of Annual Performance Goals with respect to any year is equal to or greater than Maximum level, then 825,000 RSUs will be subject to the resulting Annual Performance Award grant. Any fractional RSUs shall be rounded down to the nearest whole number.
Each Annual Performance Award will vest as to 1/3 of the RSUs subject to the award (rounded down to the nearest whole number of RSUs) on the date of grant, 1/3 of the RSUs subject to the award (rounded down to the nearest whole number of RSUs) on the January 1st of the year following the date of grant (the “Second Vesting Date”) and the remainder on the one year anniversary of the Second Vesting Date, in each case, subject to your continuous active service with the Company or one of its subsidiaries or affiliates through each such vesting date. The Annual Performance Award is intended to gain or lose value in proportion to the LAZR stock price.
For example, if the Committee determines, in its sole discretion, that the Annual Performance Goals for 2024 are achieved at 90% of target, then subject to Committee approval, you will receive a grant of 275,000 RSUs on or about March 1, 2025. This award will vest as to 1/3 of the RSUs on each of March 1, 2025, January 1, 2026 and January 1, 2027.
Fixed Value Equity Grant
Subject to approval of the Committee, you will be eligible to receive fixed value equity award grants (the “Fixed Value Equity Awards”) under the Equity Plan in installments as set forth in the table below, subject to your continuous active service with the Company or one of its subsidiaries or affiliates through each such grant date (each, a “Fixed Value Equity Award Grant Date”).

Fixed Value Equity Award Grant Date	Cash Value
December 5, 2023	$1,500,000
December 5, 2024	$1,500,000
December 5, 2025	$1,500,000
December 5, 2026	$1,500,000
December 5, 2027	$1,500,000
December 5, 2028	$1,500,000
For the avoidance of doubt, the total potential value of the Fixed Value Equity Awards shall have an aggregate cash value equal to $9,000,000, subject to your continued service through each Fixed Service Equity Award Grant Date. The number of restricted stock units (“RSUs”) subject to each Fixed Value Equity Award will be determined on each Fixed Value Equity Award Grant Date by dividing the applicable cash value set forth in the table above by the closing price of a LAZR share on the last trading day immediately prior to such Fixed Value Equity Award Grant Date, rounded down to the nearest whole share. This award is intended to be stable and will not gain or lose value in proportion to LAZR stock price. Each Fixed Value Equity Award grant shall be fully vested as of the applicable Fixed Value Equity Award Grant Date.
In the event of a Change in Control (as defined in the Equity Plan), and subject to your continuous active service with the Company or one of its subsidiaries or affiliates through the consummation of such Change in Control, all then-outstanding unvested RSUs subject to the Fixed Value Equity Grant and the Annual Performance Awards shall immediately vest as of the consummation of such Change in Control. For the avoidance of doubt, any Fixed Value Equity Grant or Annual Performance Award that has not been granted as of the Change in Control shall not be accelerated and all rights to such future awards shall be terminated for no consideration.
All equity awards are subject to the terms of your employment agreement and the Equity Plan and the terms and conditions set forth in the applicable award agreement, which will be provided to you as soon as practicable after the grant date and which you will be required to sign or accept through Luminar’s acceptance procedures as a condition of receiving any equity award in this Agreement. No right to any equity award is earned or accrued until such time that vesting occurs, nor does the grant confer any right to continued vesting, contract, or employment.
Lock-up
Between the date hereof and through and including April 30, 2025, you agree not to without the prior written consent of the Board of Directors of the Company (the “Board”) (i) lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any shares of Class A Common Stock, par value $0.0001 per share, of the Company or any shares of Class A Common Stock issuable upon the exercise of options, warrants or other convertible securities to purchase shares of Class A Common Stock (collectively “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”) except as may be required by law for a previously entered 10b5-1 plan or any future 10b5-1 plan which does not result in any Transfer until after the lock-up period expires.
The foregoing restrictions assume that the applicable tax withholding and deductions with respect to the settlement of your outstanding equity awards will be satisfied pursuant to a net settlement procedure; provided that, if the Board determines, in its sole discretion, that the applicable tax withholding and deductions with respect to the settlement of your outstanding equity awards will be satisfied pursuant to a sell-to-cover procedure, then the restrictions set forth in the preceding paragraph shall not apply to: (i) Transfers to the Company to satisfy tax withholding obligations pursuant to the Company’s equity incentive plans or arrangements; or (ii) the sale or transfer of any Class A Common Stock underlying options, restricted stock units or restricted stock awards held by the undersigned that are at the time of such sale or transfer vested, exercised and/or settled, to satisfy income tax withholding and remittance obligations in connection with the vesting of such options, restricted stock units or restricted stock awards (as applicable); provided that any filing under Section 16 of the Exchange Act required in connection therewith indicates that such transfer is to satisfy income tax withholding and remittance obligations in connection with the vesting, exercise and/or settlement of options, restricted stock units or restricted stock awards (as applicable).
No Effect of Prior Agreements
For the avoidance of doubt, this Agreement supersedes and replaces any prior offer letter or terms of compensation, including the Prior Offer Letter, except as stated herein expressly. However, notwithstanding the foregoing, this Agreement shall not revoke or supersede any grants of equity previously granted to you, which shall continue subject to the terms thereof.
Involuntary Termination
In the event that you experience an involuntary separation from service (as defined in Treasury Regulation 1.409A-1(n)) due to termination of your employment by the Company without Cause or due to your death (each, an “Involuntary Termination”), then (i) the Company agrees to pay to you (or your estate, as applicable) an amount equal to twelve (12) months of your base salary at the rate in effect on the date your employment is terminated, payable in a lump sum on the effective date of the Release (as defined below) and (ii) 100% of any then-outstanding and unvested shares subject to any Annual Performance Award(s) granted to you shall immediately vest as of the date of termination, in each case, subject to your (or your estate’s, as applicable) execution and nonrevocation of a customary severance agreement and release of all claims (the “Release”). As a condition of receipt of the severance payments and benefits specified in this Agreement, you (or your estate, as applicable) must (1) sign the Release and return the executed Release to the Company within the time period prescribed in the Release; and (2) not revoke the Release within any seven-day revocation period that applies to you under the Age Discrimination in Employment Act of 1967, as amended. The total period of time described in (1) and (2) is the “Release Period.” In the event you (or your estate, as applicable) decline or fail for any reason to timely execute and deliver the Release or you revoke the Release, then you (or your estate, as applicable) will not be entitled to the severance payments and benefits specified herein. Unless otherwise agreed to in writing by the Company, the severance payments and benefits specified in this paragraph shall be in lieu of any severance payment or benefit under any Luminar severance plan, policy, program or practice, whether written or unwritten.
For the purposes of this Agreement, “Cause” shall be defined as: (A) any material breach by you of any material written agreement between you and the Company; (B) any failure by you to comply with the Company’s material written policies or rules as they may be in effect from time to time; (C) your indictment for, conviction of, or plea of guilty or nolo contendere to, any felony or crime that results in, or is reasonably expected to result in, a material adverse effect on the business or reputation of the Company; (D) your commission of or participation in an act of fraud against the Company; (E) your intentional material damage to the Company’s business, property or reputation; or (F) your unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom you owe an obligation of nondisclosure as a result of your relationship with the Company.
For purposes of Internal Revenue Code Section 409A, the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”), each payment that is paid pursuant to this Agreement is hereby designated as a separate payment.  The parties intend that all payments made or to be made under this Agreement comply with, or are exempt from, the requirements of Section 409A so that none of the payments or benefits will be subject to the adverse tax penalties imposed under Section 409A, and any ambiguities herein will be interpreted to so comply or be so exempt.  Notwithstanding the foregoing, if any of the payments provided in connection with your separation from service do not qualify for any reason to be exempt from Section 409A and you are, at the time of your separation from service, a “specified employee,” as defined in Treasury Regulation Section 1.409A-1(i) (i.e., you are a “key employee” of a publicly traded company), each such payment will not be made until the first regularly scheduled payroll date of the 7th month after your separation from service and, on such date (or, if earlier, the date of your death), you will receive all payments that would have been paid during such period in a single lump sum (the “Specified Employee Delay”).
Additional Terms
You will continue to be eligible to participate in the Company’s benefit plans which are an important part of your total compensation package. Our generous package offers coverage for medical, dental, vision, and life insurances, as well as an Employee Assistance Program.
In addition to designated paid holidays, which may change depending on the year, you will continue to enjoy flexible paid time off. These will be days of your choosing so that you may enjoy a work/life balance, subject to the Company’s general applicable time-off and/or leave policies.
Your employment at the Company remains “At Will.” Either you or the Company can terminate the employment relationship at any time, with or without cause, and with or without notice. Nothing in this Agreement is intended to alter the Company’s policy of at-will employment. The at-will nature of your employment may only be changed by an express written agreement signed by you and the Company’s Chief Executive Officer.
During your employment with the Company, you agree that you will not engage in any other employment, consulting or other business activity that would (1) interfere with your employment with the Company; or (2) create an actual or perceived conflict of interest without the written consent of the Company. In addition, while you render services to the Company, you will not assist any person or entity in competing with the Company, in preparing to compete with the Company or in hiring any employees or consultants of the Company. Further, by signing this Agreement, you affirm that you are under no contractual or other legal obligations that would limit or prohibit you from performing your duties with the Company. As a condition of your continued employment, you are also required to continue to comply with the Company’s Confidential Information & Invention Assignment Agreement (“CIIAA”) by and between you and the Company.
This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written, between them relating to the subject matter hereof. This letter may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same agreement. Execution of a facsimile, PDF or electronic copy will have the same force and effect as execution of an original, and a facsimile, PDF or electronic signature will be deemed an original and valid signature.
To accept this Agreement, please sign and date this letter in the space provided below by November 7, 2023.
[Signature Page Follows]

We believe in your continued impact at the Company, and we thank you for your contributions and dedication to Luminar.
Regards,

/s/ Austin Russell
Austin Russell
CEO

By signing below, you accept this award and agree to be bound by the terms of this Agreement:

/s/ Tom Fennimore
Tom Fennimore
Chief Financial Officer